Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following information describes the capital stock of ProSomnus, Inc. (“us,” “our,” “we” or the “Company”), as well as certain provisions of our amended and restated certificate of incorporation (our “Certificate of Incorporation), certificate of designations, preferences and rights of our Series A Convertible Preferred Stock, par value $0.0001 (the “Certificate of Designations”), and amended and our restated bylaws (our “Bylaws”). This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to our Annual Report on Form 10-K, of which this description has also been filed as an exhibit, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

Our authorized capital stock consists of the issuance of 151,500,000 shares, consisting of 150,000,000 shares of common stock, par value of $0.0001 per share, and 1,500,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

The holders of common stock are entitled to one vote for each share held on all matters to be voted on by shareholders and do not have cumulative voting rights. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares of common stock voted for the election of directors can elect all of the directors. The holders of common stock are entitled to receive dividends ratably, if and when declared by the board of directors out of funds legally available therefor.

In the event of a liquidation, dissolution or winding up of our Company, our stockholders will be entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

Holders of common stock have no conversion, preemptive or other subscription rights, and there are no sinking fund or redemption provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our Certificate of Incorporation grants our board of directors the authority, without further stockholder authorization, to issue from time to time up to 1,500,000 shares of preferred stock in one or more series and to fix the terms, limitations, voting rights, relative rights and preferences and variations of each series, of which 25,000 have been authorized to our Series A Convertible Preferred Stock (as described below, the “Series A Preferred Stock”).

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Series A Preferred Stock

Each share of Series A Preferred Stock has the powers, designations, preferences and other rights as are set forth in the Certificate of Designations filed by us with the Delaware Secretary of State on September 20, 2023.

The “Stated Value” per share of Series A Preferred Stock is $1,000, subject to adjustment to preserve such value for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events relating to the Series A Preferred Stock.

The Series A Preferred Stock ranks senior to the common stock and any of our other capital stock other than Pari Passu Stock (as defined below) with respect to dividends, distributions and payments upon a Liquidation Event (as defined in the Certificate of Designations); provided, however, that the Series A Preferred Stock shall be of junior rank to any indebtedness by the Company, excluding equity securities and non-convertible preferred stock.

In the event of a Liquidation Event, holders of Series A Preferred Stock (each, a “Holder” and, collectively, the “Holders”) shall be entitled to receive in cash out of our assets legally available therefor (the “Liquidation Funds”) upon such Liquidation Event, but before any amount shall be paid to the holders of Junior Stock (as defined in the Certificate of Designations), an amount in cash per share of Series A Preferred Stock equal to the greater of: (i) 150% of the Stated Value and (ii) the value of the per share consideration paid to the holders of the common stock in the Liquidation Event as if the Series A Preferred Stock held by such Holder had been converted prior to the Liquidation Event; provided that, if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of shares of other classes or series of preferred stock of the Company, if any, that are of equal rank with the Series A Preferred Stock as to payments of Liquidation Funds (such stock being referred to hereinafter collectively as “Pari Passu Stock”), if any, then the Holders and the holders of any such Pari Passu Stock shall share ratably in any distribution of the Liquidation Funds in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to the shares of Series A Preferred Stock and Pari Passu Stock were paid in full. In addition, to the extent any Liquidation Funds remain following payment of the liquidation preference on the Series A Preferred Stock and any other payments that rank senior to payments on the common stock, each Holder shall be entitled to its pro rata portion of the remaining Liquidation Funds payable to the holders of the common stock in respect of any accrued but unpaid dividends on the Series A Preferred Stock as if any such accrued but unpaid dividends had been paid out in common stock immediately prior to the Liquidation Event.

From and after March 15, 2024 (the “Initial Dividend Date”), we shall pay the following dividends semi-annually on March 15 and September 15 of each year (or, if such day is not a business day, on the first business day following such date) to the Holders of record as they appear on our books on March 1 and September 1, respectively (even if such day is not a business day) (the “Dividend Record Date”): dividends per share of Series A Preferred Stock held on the applicable Dividend Record Date in arrears for the prior six-month period (except for the dividend to be paid on the Initial Dividend Date, which shall be paid in arrears for the period from September 20, 2023 through the Initial Dividend Date), payable as the number of shares of common stock (collectively, the “PIK Shares”) equal to the Stated Value of each such share of Series A Preferred Stock multiplied by the dividend rate of 8.0% per annum and divided by $1.00, computed on the basis of a 360-day year and twelve 30-day months.

Each Holder shall have the right, at such Holder’s option, subject to the conversion procedures and the limitations on conversion set forth of the Certificate of Designations, to convert any or all of its shares of Series A Preferred Stock at any time into the number of fully paid, validly issued and nonassessable shares of common stock equal to the sum of (i) the quotient of the Stated Value of the shares of Series A Preferred Stock to be converted divided by the Conversion Rate (as defined below) and (ii) any PIK Shares accrued, but not yet issued with respect to such shares of Series A Preferred Stock being converted (the “Conversion Price”). No fractional shares of common stock are to be issued upon the conversion of any Series A Preferred Stock, but rather the number of shares of common stock to be issued shall be rounded up to the nearest whole number. The “Conversion Rate” shall initially be $1.00 and shall be subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of certain issuances of common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable Conversion Price.

Subject to certain conditions, the Series A Preferred Stock will automatically convert into shares of common stock as follows: (i) 50% of the issued and outstanding Series A Preferred Stock held by each Holder will, subject to the conversion procedures set forth in the Certificate of Designations, automatically convert into shares of common stock if, at any time after the applicable issuance date, the VWAP (as defined in the Certificate of Designations) per share of common stock is greater than $4.50 per share for each of at least twenty (20) trading days in any period of thirty (30) consecutive trading days (such thirty (30) consecutive trading day period, the “Trading Period”) and (ii) the remaining issued and outstanding Series A Preferred Stock will convert into shares of common stock if the VWAP per share of common stock is greater than $6.00 per share for each of at least twenty (20) trading day in any Trading Period.

Upon the occurrence of any transaction or series of related transactions pursuant to which we effect (i) any merger or consolidation of the Company where the Company is not the surviving entity, (ii) any sale of all or substantially all of our assets, or (iii) any reclassification of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property (each a “Fundamental Transaction”), we shall purchase from each Holder, out of funds legally available therefor, all shares of Series A Preferred Stock held by such Holder (a “Fundamental Transaction Repurchase”) for a purchase price per each such share of Series A Preferred Stock, payable in cash, equal to the greatest of (i) 150% of the Stated Value of such share of Series A Preferred Stock, (ii) the Stated Value of such share of Series A Preferred Stock, plus, to the extent holders of the common stock will receive cash consideration in exchange for their shares of common stock in any Fundamental Transaction, cash consideration equal to the value of any accrued but unpaid dividends, and (iii) the value of the per share consideration paid to the holders of the common stock in the Fundamental Transaction as if the Series A Preferred Stock held by such Holder had been converted prior to the Fundamental Transaction and accrued and unpaid dividends had been issued on the date of the Fundamental Transaction Repurchase. To the extent holders of the common stock will receive shares of common stock or capital stock of any successor entity in any Fundamental Transaction, we shall, as applicable, issue common stock or use commercially reasonable efforts to cause any successor entity to issue securities in the successor entity of equivalent value to the value of any accrued but unpaid dividends less any cash consideration paid in respect of accrued but unpaid dividends.

Each Holder shall be entitled to the whole number of votes equal to the number of shares of common stock into which such Holder’s Series A Preferred Stock would be convertible on the record date for the vote or consent of stockholders at a conversion price of $1.04 per share of common stock rounded to the nearest whole share (subject to the limitations on conversion set forth in the Certificate of Designations), and shall otherwise have voting rights and powers equal to the voting rights and powers of the common stock to the fullest extent permitted by applicable law, including, for the avoidance of doubt, with respect to the election of our directors.

At any time when shares of Series A Preferred Stock are outstanding, certain matters will require the approval of the majority of the outstanding Series A Preferred Stock, voting as a separate class, including (i) amending, altering or changing the powers, privileges or preferences of the Series A Preferred Stock, (ii) amending, altering or repealing any provision of our Certificate of Incorporation, the Certificate of Designations or our Bylaws in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock, (iii) (a) reclassifying, altering or amending any existing security of ours that is pari passu with or junior to the Series A Preferred Stock, if such reclassification, alteration or amendment would render such other security senior to or pari passu with, respectively, the Series A Preferred Stock or (b) reclassifying, altering or amending any existing security of ours that is pari passu with or junior to the Series A Preferred Stock, if such reclassification, alteration or amendment would render such other security senior to or pari passu with, respectively, the Series A Preferred Stock, or (iv) purchasing or redeeming (or permitting any subsidiary to purchase or redeem) or paying or declaring any dividend or making any distribution on any shares of our capital stock while any dividend in respect of the Series A Preferred Stock is unpaid and accrued.

Certain Anti-Takeover Provisions of Delaware Law and Our Charter

We have certain anti-takeover provisions in place as follows:

Staggered board of directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. As a result, in most circumstances, a person can gain control of our board of directors only by successfully engaging in a proxy contest at two or more annual meetings.

Directors may be removed only for cause and only by the affirmative vote of at least 75% of the total voting power of all the then outstanding shares of our stock entitled to vote generally in the election of directors, voting together as a single class (other than those directors elected by the holders of any series of Preferred Stock, who shall be removed pursuant to the terms of such Preferred Stock).

Authorized but unissued shares

Our authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger or otherwise.

Appointment of directors

Our Certificate of Incorporation provides that newly created directorships (including those created by the board) or any vacancy on the board of directors may be filled by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director. The exercise of this authority may prevent stockholders from being able to fill vacancies on our board of directors.

Special meeting of stockholders

Our Bylaws provide that special meetings of stockholders may be called only at the direction of our board of directors. The existence of this provision could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations

Our Bylaws provide that stockholders of record seeking to bring business before our special meeting of stockholders, or to nominate candidates for election as directors at our special meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the secretary at our principal executive offices not later than the 60th day nor earlier than 90th day prior to the meeting. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders.

Stockholder action by written consent

Our Certificate of Incorporation and Bylaws provide that any action required or permitted to be a taken by stockholders must be taken at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Supermajority voting requirements

Our Certificate of Incorporation requires the affirmative vote of holders of at least 75% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend certain provisions of our Certificate of Incorporation, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt.

Exclusive forum selection

Our Certificate of Incorporation requires that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee of us to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws (as either may be amended from time to time), (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or Bylaws (including any right, obligation, or remedy thereunder), (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware or (vi) any action asserting a claim against us governed by the internal affairs doctrine against us or any director, officer, or other employee. These provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Securities Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, claims made under the Securities Act must be brought in federal district court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable. If that were the case, because stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder, it would allow stockholders to bring claims for breach of these provisions in any appropriate forum.

Although we believe this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Section 203 of the Delaware General Corporation Law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Limitation on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have purchased and intend to maintain director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to the combined company, including matters arising under the Securities Act. Our Certificate of Incorporation and Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Bylaws further provide that we will indemnify any other person whom we have the power to indemnify under Delaware law. In addition, we have entered or will enter into customary indemnification agreements with each of our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling the combined company, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Warrants

Public Warrants

We have outstanding certain warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share, that were issued in connection with Lakeshore Acquisition I Corp’s initial public offering (the “Public Warrants”). Each Public Warrant entitles the holder thereof the purchase one share of common stock at a price of $11.50 per whole share. The Public Warrants became exercisable on December 11, 2022, 30 days following the completion of the Business Combination. However, except as set forth below, no Public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to such shares. Notwithstanding the foregoing, if an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire on November 11, 2027 at 5:00 p.m., Eastern Standard Time.

We may redeem the outstanding Public Warrants, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,
●	upon a minimum of 30 days’ prior written notice of redemption,
●	if, and only if, the last sales price of common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption, and
●	if, and only if, there is a current registration statement in effect with respect to the common stock underlying the Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder can exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 trigger price as well as the $11.50 warrant exercise price per whole share after the redemption notice is issued and not limit our ability to complete the redemption.

If we call the Public Warrants for redemption as described above, our management will have the option to require all warrant holders that wish to exercise Public Warrants to do so on a “cashless basis.” In such event, each warrant holder would pay the exercise price by surrendering the whole Public Warrant for that number of common stock equal to the quotient obtained by dividing (x) the product of the number of common stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders. Whether we will exercise our option to require all warrant holders to exercise their Public Warrants on a “cashless basis” will depend on a variety of factors including the price of the common stock at the time the Public Warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The Public Warrants were issued under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us (the “Public Warrant Agreement”). The Public Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Public Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share capitalizations, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Public Warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Public Warrants and receive common stock. After the issuance of common stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no Public Warrants will be exercisable and we will not be obligated to issue common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the shares of common stock issuable upon exercise of the Public Warrants is current and the shares of common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Public Warrants. Under the terms of the Public Warrant Agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the Public Warrants until the expiration of the Public Warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the Public Warrants, holders will be unable to exercise their Public Warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the Public Warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Public Warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the Public Warrants may have no value, the market for the Public Warrants may be limited and the Public Warrants may expire worthless.

Public Warrant holders may elect to be subject to a restriction on the exercise of their Public Warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their Public Warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the common stock issued and outstanding.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share capitalizations payable in shares of common stock, or by a split of the common stock or other similar event), we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.